Pricing Term Sheet
dated November 3, 2009
Filed pursuant to Rule 433
Registration No. 333-151355
Supplementing the Preliminary
Prospectus Supplements
dated November 2, 2009
(To Prospectus dated June 2, 2008)

FORD MOTOR COMPANY
4.25% Senior Convertible Notes due November 15, 2016 (the “Notes”)
This communication should be read in conjunction with the registration statement dated June 2, 2008, the accompanying prospectus and the preliminary prospectus supplement dated November 2, 2009. The information in this communication amends and supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

Issuer:	Ford Motor Company (NYSE: F)

Size:	$2,500,000,000 or $2,875,000,000 if the Underwriters exercise in full their over-allotment option

Maturity:	November 15, 2016, unless earlier redeemed, repurchased or converted

Interest:	4.25% per annum, accruing from the settlement date

Interest Payment Dates:	Each May 15 and November 15, commencing May 15, 2010

Closing Price of Common Stock:	$7.44 per share on November 3, 2009

Conversion Premium:	Approximately 25% over NYSE closing price on November 3, 2009

Initial Conversion Price:	Approximately $9.30 per share of common stock

Initial Conversion Rate:	107.5269 shares of common stock per $1,000 principal amount of Notes

Pricing Date:	November 3, 2009

Settlement Date:	November 9, 2009

Ranking:	The notes will be senior unsecured obligations of Ford and will:
• be effectively junior to any existing or future secured debt;
• rank equally in right of payment with any existing or future senior unsecured indebtedness;
• rank senior to all of our existing and future subordinated debt, including Ford’s 6.50% Junior Subordinated Convertible Debentures due 2032; and
• be structurally subordinated to all existing and future

liabilities of our subsidiaries, including debt for borrowed money, guarantees of our credit agreement, trade payables, lease commitments and pension and postretirement healthcare and life insurance liabilities.

As of June 30, 2009, we (excluding our subsidiaries) had approximately $24.0 billion of indebtedness, including approximately $14.7 billion of secured indebtedness. As of June 30, 2009, our subsidiaries (other than our financial services sector, including FMCC) had approximately $9.9 billion of indebtedness and trade and other payables but excluding guarantees under our credit agreement and the Department of Energy ATVM arrangement agreement. As of June 30, 2009, our financial services sector had approximately $107.7 billion of consolidated indebtedness, including approximately $104.7 billion of consolidated indebtedness of FMCC, all of which would have been structurally senior to the notes.

Price to Public:	$1,000 per $1,000 principal amount of Notes

Underwriting Discount:	2.25%

Net Proceeds to Issuer (before expenses):	$2,443,750,000 (or $2,810,312,500 if the over-allotment option is exercised in full)

Minimum Denomination:	$1,000 and integral multiples thereof.

CUSIP:	345370 CN8

ISIN:	US345370CN85

Underwriters:
Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and RBS Securities Inc. are joint book-running managers. BNP Paribas Securities Corp. and HSBC Securities (USA) Inc. are co-managers.

Adjustment to Conversion Rate upon Designated Event:
The following table sets forth the applicable price and effective date which will determine the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes in connection with a designated event:

	Applicable Price
Effective Date	$7.44	$8.00	$10.00	$12.00	$14.00	$16.00	$18.00	$20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$32.00
November 9, 2009	26.8817	25.2632	17.2721	12.5344	9.4742	7.3709	5.8559	4.7246	3.8551	3.1713	2.6236	2.1783	1.8118	1.5071
November 15, 2010	26.8817	25.1001	16.6912	11.8336	8.7745	6.7208	5.2723	4.2099	3.4060	2.7819	2.2871	1.8883	1.5622	1.2926
November 15, 2011	26.8817	24.7086	15.7523	10.7459	7.7045	5.7362	4.3959	3.4441	2.7439	2.2130	1.8004	1.4727	1.2080	0.9910
November 15, 2012	26.8817	24.2489	14.4732	9.2209	6.1930	4.3510	3.1779	2.3984	1.8589	1.4714	1.1824	0.9603	0.7846	0.6424
November 15, 2013	26.8817	23.4136	12.4033	6.7248	3.7297	2.1501	1.3170	0.8714	0.6239	0.4765	0.3808	0.3119	0.2586	0.2148
November 15, 2014	26.8817	22.5755	9.4819	1.8374	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
November 15, 2015	26.8817	20.9167	7.5349	1.2560	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
November 15, 2016	26.8817	17.4731	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact applicable price and effective date may not be set forth in the table above, in which case:
•	if the actual applicable price is between two applicable prices in the table or the effective date is between two effective dates in the table, the increase in the conversion rate will be determined by straight-line interpolation between the numbers set forth for the higher and lower applicable prices, and/or the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the actual applicable price is equal to or in excess of $32.00 per share (subject to adjustment in the same manner as the applicable prices in the table above), the Issuer will not increase the conversion rate applicable to the converted note; and

•	if the actual applicable price is equal to or less than $7.44 per share (the closing sale price of the Issuer’s common stock on the date of hereof) (subject to adjustment in the same manner as the applicable prices in the table above), the Issuer will not increase the conversion rate applicable to the converted note.
In no event will the conversion rate exceed 134.4086 shares per $1,000 principal amount of note, subject to adjustment in the same manner and at the same time as the conversion rate as set forth under clauses (1) through (4) under “Description of Notes — Conversion Rights — Conversion Rate Adjustments” in the preliminary prospectus supplement for the senior convertible notes offering.
The Issuer has filed a registration statement (including a prospectus ) with the Securities and Exchange Commission for the offering to which this communication relates and a preliminary prospectus supplement relating to the offering. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities Inc. at 1-631-254-1735 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.